EXHIBIT 15.6

PROPERTY LOCATION MAPS OF SHERRIDON VMS PROJECT IN MANITOBA


HALO RESOURCES LTD.
Sherridon VMS Project
Location Map
N
Lynn Lake
Reindeer Lake
Churchill River
Leaf Rapids
Rat River
Granville Lake
Thompson
Saskatchewan
Manitoba
Sherridon VMS Project
Kississing Lake
Sherridon
Flin Flon
Snow Lake
Wekusko Lake
Athapapuskow Lake
Legend
property location
transmission line
road
railroad



Halo Resources
Sherridon VMS Project
Location Map
YT
NT
NU
BC
AB
SK
MB
ON
QC
NL
NB
PE
NS
Flin Flon
Sherridon Project
Winnipeg
Toronto
0 245490 980 1,470 1,960 Kilometers
N
0 10 20 40 60 80 100 Kilometers
Lynn Lake
Leaf Rapids
Thompson
Sherridon Project
Sherridon
Flin Flon
Snow Lake
Transmission Line
Rail Bed
394
396
391
392
395
6
10
39
Granville Lake
Laurie Lake
Russell Lake
Loon Lake
Highrock Lake
Burntwood Lake
Kississing Lake
Baldock Lake
Setting Lake
Cross Lake
Walker Lake
Cauchon Lake
Landing Lake
Paint Lake
Reed Lake
Wekusko Lake
Churchill River